Exhibit 21.1
Subsidiaries of Basis Global Technologies, Inc.

Subsidiary Name	Jurisdiction of Incorporation
Basis Argentine Holding Company I	Delaware
Basis Argentine Holding Company II	Delaware
Basis Global Technologies Canada Holding Company Inc.	Canada
GraphScience, LLC	Delaware